---------------------------------
                                                        OMB APPROVAL
                                             ---------------------------------
                                             OMB Number:             3235-0145
                                             Expires:         October 31, 1997
                                             Estimated average burden
                                             hours per response          14.90
                                             ---------------------------------



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. _____2_____)*


                        Matthews Studio Equipment Group
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                577140106
                             (CUSIP Number)

                               Benjamin P. Giess
                          ING Equity Partners, L.P. I
                135 East 57th Street, New York, New York  10022
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               January 10, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------------------                 ----------------------------
CUSIP No.      577140106                                    Page 2 of 6 Pages
             -------------                                      ---  ---
-----------------------------------                 ----------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ING Equity Partners, L.P. I

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a|_|
                                                                         (b|_|


--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

        WC and OO (See Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES           4,132,464 (See Item 5)
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              ------------------------------------------------------------------
                 8   SHARED VOTING POWER

                     None (See Item 5)
              ------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     4,132,464 (See Item 5)
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     None (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,132,464
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                  Page   3   of   6   pages
                                                       -----    -----


      The Statement on Schedule 13D (the "Statement"), dated June 29, 1995, and filed with the Securities and Exchange Commission on June 30, 1995, of ING Equity Partners, L.P.I (the "Investment Partnership"), relating to the Common Stock, no par value (the "Common Stock"), of Matthews Studio Equipment Group, a California corporation (the "Company"), amended by the Amendment No.1 to
Schedule 13D, dated July 27, 1995 ("Amendment No.1"), is hereby further amended by this Amendment No.2 to Schedule 13D, dated January 24, 1997 ("Amendment
No.2"). Unless otherwise defined herein, all capitalized terms have the respective meanings ascribed to such terms in the Statement, as amended.

Item 3 is amended to add the following subsections (c), (d) and (e) as follows:

Item 3.  Source and Use of Funds.

          (c) Upon becoming a director of the Company, Benjamin P. Giess, one of the two designees of the Investment Partnership to the board of directors of the Company, became eligible to receive an Option (the "Option") to purchase 15,000 shares of Common Stock pursuant to the Matthews Studio Equipment Group 1994 Stock Option Plan for Directors (the "Plan"). Mr. Giess assigned his right to the Option to the Investment Partnership pursuant to a letter agreement, dated November 17, 1995, to the Company and the Investment Partnership and a Waiver of Option Rights Under Matthews Studio Equipment Group 1994 Stock Option Plan for Directors. The Option held by the Investment Partnership is governed by the Stock Option Agreement between the Company and the Investment Partnership (the "Option Partnership"). As provided in the Option Agreement, the Option vests over time. As of January 24, 1997, the Option has vested with respect to 10,000 shares. With respect to the remaining 5,000 shares the Option is scheduled to vest on November 17, 1997, provided that the Investment Partnership designee to the board of directors remains serving as a director of the Company. The exercise price for the Option is $3.00 per share.

           (d) The Investment Partnership and Edward Phillips ("Phillips") are parties to a Stock Purchase Agreement, dated as of December 5, 1996, pursuant to which the Investment Partnership purchased 200,000 shares of Common Stock of the Company from the Phillips for $1.80 per share or $360,000 in the aggregate. The Investment Partnership used the Investment Partnership's working capital as the source for the purchase price.

          (e) The Investment Partnership and Carlos D. De Mattos ("De Mattos") are parties to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of December 5, 1996,

                                                  Page   4   of   6   pages
                                                       -----    -----

      pursuant to which the Investment Partnership purchased 200,000 shares of Common Stock of the Company from De Mattos for $1.80 per share or $360,000 in the aggregate. The Investment Partnership used the Investment Partnership's working capital as the source for the purchase price.

Item 5(a) is amended and restated as follows:

Item 5.  Interest in Securities of Issuer.

          (a) As of the date hereof, the Investment Partnership beneficially owns 4,132,464 shares of Common Stock, which represents 32.6% of the outstanding Common Stock as calculated in accordance with the provisions of this item. The Investment Partnership also holds 1,800,000 shares of Common Stock, which represents approximately 17.4% of the Company's outstanding shares of Common Stock as calculated in accordance with the provisions of this item, Warrants to purchase 2,322,464 shares of Common Stock which represents 18.5% of the outstanding Common Stock as calculated in accordance with the provisions of this item, and the Option to purchase 15,000 shares of Common Stock. The Option has vested over time, and as of January 24, 1997, the Option has vested with respect to 10,000 shares of Common Stock which represents less than one percent of the outstanding Common Stock. With respect to the remaining 5,000 shares the Option is scheduled to vest on November 17, 1997, provided that the Investment Partnership's designee to the board of directors remains serving as a director of the Company. The other ING Persons do not own or hold any Common Stock or have the sole or shared power to vote or dispose of Common Stock other than through their affiliation with the Investment Partnership as described in Item 1.

Item 6 is amended and restated to read in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Other than as described in Items 3, 4 and 5 no such contracts, arrangements, understandings or relationships exist.

Item 7 is amended as follows:

                                                  Page   5   of   6   pages
                                                       -----    -----

Item 7.  Material to Be Filed as Exhibits.

      The following documents are filed as Exhibits (numbered as indicated below) to this Amendment No.2:

           Exhibit 1 -    Stock Purchase Agreement, dated December
                          5, 1996 between ING Equity Partners,
                          L.P.I. an Edward Phillips.

           Exhibit 2 -    Stock Purchase Agreement, dated as of
                          December 5, 1996, between ING Equity
                          Partners, L.P.I. and Carlos D. De
                          Mattos.

           Exhibit 3 -    Letter  Agreement,  dated November 17, 1995,  from
                          Benjamin P. Giess to the  Company  and the  Investment
                          Partnership.

           Exhibit 4 -    Waiver of Option Rights Under Matthews
                          Studio Equipment Group 1994 Stock Option
                          Plan for Directors.

           Exhibit 5 -    Stock Option Agreement, dated November 17, 1995, by
                          and between the Company and the Investment
                          Partnership.

                             SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 1997


                                    ING EQUITY PARTNERS, L.P.I

                                    By:  Lexington Partners, L.P.,
                                            its general partner

                                    By:  Lexington Partners, Inc.,
                                            its general partner



                                    By:/s/ Benjamin P. Giess
                                       Benjamin P. Giess
                                       Vice President

                             EXHIBIT 1

                     STOCK PURCHASE AGREEMENT

      STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of December 5, 1996, by and among Edward Phillips ("EP") and the Edward and Norma Phillips Family Trust dated June 5, 1991 (the "Trust") (EP and the Trust shall be collectively referred to herein as the "Shareholder") and ING Equity Partners, L.P. I, a Delaware limited partnership ("ING Equity Partners").

      WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owners of, and has the sole right to vote and dispose of, 2,116,450 shares of common stock (the "Common Stock"), no par value per share, of Matthews Studio Equipment Group (the "Company"), 200,000 of which shares the Shareholder desires to sell (the "Subject Shares"); and

     WHEREAS, ING Equity Partners desires to purchase from the Shareholder the Subject Shares;

      NOW, THEREFORE, in consideration of the foregoing, other good and valuable considerations the sufficiency of which each of the parties hereto hereby acknowledges, and the agreements set forth below, the parties hereto agree as follows:

      1.  The Subject Shares.

     (a) Share Price. The price to be paid for the Subject Shares on the Closing Date (as defined in Section 1(b)) (the "Share Price") shall be $1.80 per share, payable in cash.

     (b) Closing. Subject to the terms and conditions set forth herein on or before January 10, 1997 (the "Closing Date"), (i) the Shareholder will deliver to ING Equity Partners a certificate or certificates representing the Subject Shares to be purchased by ING Equity Partners, duly endorsed for transfer or accompanied by appropriate stock powers, together with evidence satisfactory to ING Equity Partners of payment of all stock transfer taxes or exemption therefrom, (ii) the Shareholder shall deliver a certificate certifying that the representation and warranties of such party set forth in this Agreement are true and correct as of the date of the Closing, and (iii) ING Equity Partners will pay the aggregate Share Price for the Subject Shares to be purchased by wire transfer or by certified check or bank cashier's check. The Shareholder will use the Shareholder's best efforts to cause the Company, as soon as practicable after the Closing to register on the books of the Company the transfer of Subject Shares in accordance with this Agreement.

      2.  Certain Covenants.

     (a) Certain Prohibited Transfers. During the term of this Agreement, the Shareholder shall not:

           (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any Subject Shares owned by the Shareholder other than as provided herein;

           (ii) grant any proxies or enter into a voting agreement or other arrangement with respect to any Subject Shares owned by the Shareholder, other than pursuant to that certain Stockholders' Agreement, dated as of July 27, 1995, among the Shareholder, ING Equity Partners, the Company and the other parties listed on the signature pages thereto (the "Stockholders' Agreement") or as provided herein; or

           (iii)  deposit any Subject Shares owned by the
      Shareholder into a voting trust.

      (b) Efforts. The Shareholder shall not take any action that would make any representation or warranty herein of the Shareholder untrue or incorrect in any material respect or that would have the effect of preventing or disabling the Shareholder from performing the Sharholder's obligations under this Agreement.

      (c) Filings and Other Actions. The Shareholder agrees to prepare and file all applications, reports and other documentation and take all other actions in connection with this Agreement, the Shareholder, and the sale of the Subject Shares to ING Equity Partners, necessary and appropriate to comply with applicable law.

      (d) Pledges. The Shareholder covenants that the Shareholder's ownership of the Subject Shares is not encumbered by any security interests, liens, changes, encumbrances, equities, claims, options, limitations or restrictions of whatever nature, other than pursuant to the Stockholders' Agreement.

     3. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to ING Equity Partners as follows:

          (a) Binding Agreement. The Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The

      Shareholder has duly and validly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

           (b) No Conflict. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the compliance with any of the provisions hereof, by the Shareholder, (a) require any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any governmental entity except for filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (b) result in a default (or an event which, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration under any contract, agreement, instrument, commitment, arrangement or understanding, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of the Subject Shares, (c) require any consent, authorization or approval of any person other than a governmental entity, or (d) violate or conflict with any order, writ, injunction, decree or law applicable to the Shareholder or the Subject Shares.

           (c) Ownership of Subject Shares. The Shareholder is the record and beneficial owner of the Subject Shares, free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Subject Shares), other than pursuant to the Stockholders' Agreement. There are no outstanding options or other rights to acquire from the Shareholder or obligations of the Shareholder to sell or to acquire, any shares of capital stock of the Company, other than pursuant to the Stockholders' Agreement. ING Equity Partners, upon the purchase of the Subject Shares in accordance with the terms and conditions of this Agreement shall be the beneficial owner of the Subject Shares, free and clear of any security interests, liens, changes, encumbrances, equities claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Subject Shares), other than pursuant to the Stockholders' Agreement.

          (d) Sophistication. EP is a senior executive and director of the Company, and as such, was and is generally familiar with the Company and its business. The Shareholder is a sophisticated, experienced investor capable of analyzing and evaluating investments such as the Shareholder's investment in the Common Stock and the disposition of such investment. The Shareholder has consulted such experts and advisors as the Shareholder considers appropriate in connection with the Agreement.

           (e) Status of ING Equity Partners. The Shareholder acknowledges and accepts that ING Equity Partners may be deemed to have knowledge of facts and information about the Company not available to the general public.

          (f) Broker's, Finder's, Investment Banker's Fees. No broker, finder or investment banker is entitled to any fee or commission in connection with this Agreement, based upon arrangements made by or on behalf of the Shareholder.

     4. Representations and Warranties of ING Equity Partners. ING Equity Partners represents and warrants to each of the other parties hereto as follows:

          (a) Binding Agreement. ING Equity Partners is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by ING Equity Partners and its general partner. This Agreement has been duly and validly executed on behalf of ING Equity Partners, and this Agreement constitutes a legal, valid and binding obligation of ING Equity Partners, enforceable against ING Equity Partners in accordance with its terms.

           (b) No Conflict. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the compliance with any of the provisions hereof by ING Equity Partners will (i) conflict with or result in a breach of any provision of its governing documents, (ii) require any consent, approval, authorization or permit of, registration, declaration of filing with, or notification to, any governmental entity, except for filings under the Exchange Act, (iii) result in a default (or an event which, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration under any contract, agreement, instrument, commitment, arrangement or understanding,
      (iv) require any consent, authorization or approval of any person other than a governmental entity, or (v) violate or conflict with any order, writ, injunction, decree or law applicable to ING Equity Partners or the Subject Shares.

           (c) Sophistication. ING Equity Partners is a sophisticated, experienced investor capable of analyzing and evaluating investments such as its investment in the Common Stock and the disposition of such investment. ING has consulted such experts and advisors as it considers appropriate in connection with the Agreement.

           (d) Securities Law Matters. ING Equity Partners acknowledges and accepts that the Subject Shares may be deemed to be "restricted securities" as that term is defined in Rule 144 of the Securities Act of 1933, as amended. ING Equity Partners represents and warrants that the acquisition by ING Equity Partners of the Subject Shares pursuant to this Agreement would be solely for investment purposes and not with a view to or for sale in connection with a distribution of any or all of the Subject Shares. ING Equity Partners also acknowledges that it has had full access to such information regarding the business, finances and properties of the Company that it has reasonably requested, and that it has been afforded the opportunity to ask questions and receive answers from the representatives of the Company concerning same.

      5.   Indemnification.

           (a) Indemnification by the Shareholder. The Shareholder hereby agrees to indemnify and hold harmless ING Equity Partners and its affiliates and the respective directors, officers, partners, agents, representatives, advisors and employees of ING Equity Partners and its affiliates and each other person, if any, controlling ING Equity Partners or any of its affiliates (each an "Indemnified Person") from and against all losses, claims, damages, liabilities, actions and expenses incurred by any Indemnified Person (including fees, expenses and disbursements of counsel) which are related to or arise, directly or indirectly, out of or in connection with any breach by the Shareholder of its representations, warranties, covenants and agreements herein, and the Shareholder will reimburse the Indemnified Person for all expenses (including fees, expenses and disbursements of counsel) as they are incurred by the Indemnified Person in connection with investigation, preparation or defense of any such action or claim, whether or not in connection with pending or threatened litigation in which the Indemnified Person is a party. The Shareholder also agrees that the Shareholder will not, without the prior written consent of the Indemnified Person (such consent not to be unreasonably withheld), settle or compromise or consent to the entry of any judgement in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder.

           (b) Indemnification by ING Equity Partners. ING Equity Partners hereby agrees to indemnify and hold harmless the Shareholder and the Shareholder's affiliates (each an "Indemnitee") from and against all losses, claims, damages, liabilities, actions and expenses incurred by any Indemnitee (including fees, expenses and disbursements of counsel) which are related to or arise, directly or indirectly, out of or in connection with any breach by ING Equity Partners of its representations, warranties, covenants and agreements herein, and ING Equity Partners will reimburse the Indemnitee for all expenses (including fees, expenses and disbursements of counsel) as they are incurred by the Indemnitee in connection with investigation, preparation or defense of any such action or claim, whether or not in connection with pending or threatened litigation in which the Indemnitee is a party. ING Equity Partners also agrees that ING Equity Partners will not, without the prior written consent of the Indemnitee (such consent not to be unreasonably withheld), settle or compromise or consent to the entry of any judgement in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder.

           (c) Indemnification Procedures. If any action, proceeding, or investigation is commenced, as to which an Indemnified Person or Indemnitee proposes to demand such indemnification, the party demanding indemnification shall notify the Shareholder or ING Equity Partners, as the case may be (each an "Indemnitor"), with reasonable promptness; provided, however, that any failure by the party demanding indemnification to notify the Indemnitor shall not relieve the Indemnitor from its obligations hereunder unless and then, only to the extent, that the Indemnitor is not materially prejudiced by such failure. The Indemnitor will be entitled, at its own expense, to assume the defense thereof and the Indemnitor shall be subrogated to the rights the Indemnified Person or Indemnitee may have in connection with such action, proceeding or investigation to the extent the Indemnitor assumes such defense; provided that the party demanding indemnification may assume the defense thereof, at the Indemnitor's expense, if the Indemnitor fails to assume such defense on a timely basis (and in any event, within 30 days of such notification) or if the Indemnitor has adverse legal positions or materially different defenses from the Indemnified Parties, in which case the party demanding indemnification shall have the right to retain counsel of its own choice to represent it, and the Indemnitor shall pay the fees and expenses of such counsel; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Indemnitor and any counsel designated by the Indemnitor. ING Equity Partners may, in any event, retain separate counsel, at its own expense, to participate in its defense. The Indemnitor and the Indemnified Person or Indemnitee will cooperate in connection with any such defense. The Indemnitor shall be liable for any settlement of any indemnified claim against the Indemnified Person or the Indemnitee made with the Indemnitor's written consent, which consent shall not be unreasonably withheld.

           (d) Contribution. The Indemnitor agrees that if any indemnification sought by an Indemnified Person or Indemnitee pursuant to Section 5(a) is determined by a court of competent jurisdiction to be unavailable for any reason (other than the gross negligence, recklessness, bad faith or willful misconduct of the Indemnified Person or Indemnitee) or insufficient to hold it harmless to the extent contemplated hereby, then (whether or not ING Equity Partners is the Indemnified Person) the Indemnitor and the Indemnified Person or Indemnitee, will contribute to the losses, claims, damages, liabilities, actions, taxes and expenses for which such indemnification is held unavailable in such proportion as is appropriate to reflect the relative benefits and relative faults to the Indemnitor and the Indemnified Person or Indemnitee, as applicable, in connection with this Agreement.

           (e) Other rights. The indemnity, reimbursement and contribution obligations of the Indemnitor pursuant to this Section 5 shall be in addition to any rights the Indemnitor or any Indemnified Person or Indemnitee may have at common law or otherwise, and shall be binding and inure to the benefits of any successors, assigns, heirs and personal representatives of the Indemnitor, Indemnified Person and Indemnitee.

      6. Conditions to Closing. As of the date hereof and the Closing Date:

           (a) Capital Stock. The Company has not (i) declared or issued any dividends or distributions which the Shareholder is entitled to receive from the Company by reason of being a record holder during such period; and (ii) there has not occurred any conversion of shares or issuance of additional shares by the Company, whether by amendment to the Articles of Incorporation of the Company, merger, consolidation or otherwise.

           (b) Representations and Warranties of the Shareholder. All representations and warranties of the Shareholder set forth in this Agreement are true and correct.

      7. Securities and Exchange Commission Reports. The parties hereto shall use their best efforts to cooperate with respect to filing all necessary and appropriate reports and other documentation in connection with the execution and delivery of this Agreement and the purchase and sale of the Subject Shares pursuant to this Agreement, including the use in such reports and other documentation of the same or similar descriptions of the transactions contemplated by this Agreement.

      8. Costs and Expenses. Each party hereto agrees to pay its own expenses in connection with the negotiation, preparation, execution and delivery of this Agreement and amendments, as necessary, to the other Transaction Documents in connection with this Agreement (including the reasonable fees and expenses of counsel).

     9. Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto against whom the terms of such modification, amendment, alteration or supplement may be enforced.

      10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter's confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand or (c) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

           If to the Shareholder, to:

                Edward Phillips
                Matthews Studio Equipment Group
                2405 Empire Avenue
                Burbank, California 91504

           with a copy to:

                Whitman, Breed, Abbott & Morgan
                633 West Fifth Street
                Twenty First Floor
                Los Angeles, California 90071
                Attention: Francis W. Costello

           If to ING Equity Partners, to:

                Benjamin P. Giess
                ING Equity Partners, L.P.I
                135 East 57th Street
                New York, New York  10022

           with a copy to:

                James B. Carlson
                Mayer, Brown & Platt
                1675 Broadway
                New York, New York  10019


or to such other address or addresses as any party hereto shall have designated by notice in writing to the other parties hereto.

      11. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter of this Agreement.

      12. Successors and Assigns. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto, whether by operation of law or otherwise, without the prior written consent of the other parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, beneficiaries, executors, representatives and permitted successors and assigns.

     13. Counterparts. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     14. LITIGATION. THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED, APPLIED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT IN THE EVENT OF ANY BREACH OF THIS AGREEMENT, THE NON-BREACHING PARTY WOULD BE IRREPARABLY HARMED AND COULD NOT BE MADE WHOLE BY MONETARY DAMAGES, AND THAT, IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED AT LAW OR IN EQUITY, THE PARTIES SHALL BE ENTITLED TO SUCH EQUITABLE OR INJUNCTIVE RELIEF AS MAY BE APPROPRIATE. EACH PARTY AGREES THAT JURISDICTION AND VENUE WILL BE PROPER IN THE SOUTHERN DISTRICT OF NEW YORK AND WAIVES ANY OBJECTIONS BASED UPON FORUM NON CONVENIENS. EACH PARTY WAIVES PERSONAL SERVICE OF PROCESS AND AGREES THAT A SUMMONS AND COMPLAINT COMMENCING AN ACTION OR

PROCEEDING SHALL BE PROPERLY SERVED AND SHALL CONFER PERSONAL JURISDICTION IF SERVED BY REGISTERED OR CERTIFIED MAIL TO THE PARTY AT THE ADDRESS SET FORTH IN THIS AGREEMENT, OR AS OTHERWISE PROVIDED BY THE LAWS OF THE STATE OF NEW YORK OR THE UNITED STATES. THE CHOICE OF FORUM SET FORTH IN THIS SECTION 14 SHALL NOT BE DEEMED TO PRECLUDE THE ENFORCEMENT OF ANY JUDGMENT OBTAINED IN ANY OTHER FORUM OR THE TAKING OF ANY ACTION UNDER THIS AGREEMENT TO ENFORCE SAME IN ANY OTHER APPROPRIATE JURISDICTION.

      15. ARBITRATION. THE PARTIES HERETO WAIVE THEIR RIGHTS, IF ANY, TO JURY TRIAL IN RESPECT TO ANY DISPUTE OR CLAIMS BETWEEN OR AMONG THE PARTIES TO THIS AGREEMENT RELATING TO OR IN RESPECT OF THIS AGREEMENT, ITS NEGOTIATION, EXECUTION, PERFORMANCE, SUBJECT MATTER, OR ANY COURSE OF CONDUCT OR DEALING OR ACTIONS UNDER OR IN RESPECT OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION ANY CLAIM UNDER THE SECURITIES ACT, THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, ANY OTHER STATE OR FEDERAL LAW RELATING TO SECURITIES OR FRAUD OR BOTH, THE RACKETEER INFLUENCED AND CORRUPT ORGANIZATIONS ACT, AS AMENDED, OR FEDERAL OR STATE COMMON LAW, AND ANY SUCH DISPUTE OR CLAIMS SHALL BE SUBMITTED TO, AND RESOLVED EXCLUSIVELY PURSUANT TO, ARBITRATION IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION. SUCH ARBITRATION SHALL TAKE PLACE IN NEW YORK, NEW YORK, AND SHALL BE SUBJECT TO THE SUBSTANTIVE LAW OF THE STATE OF NEW YORK. DECISIONS AS TO FINDINGS OF FACT AND CONCLUSIONS OF LAW PURSUANT TO SUCH ARBITRATION SHALL BE FINAL, CONCLUSIVE AND BINDING ON THE PARTIES, SUBJECT TO CONFIRMATION, MODIFICATION OR CHALLENGE PURSUANT TO 9 U.S.C. ss.ss. 1 ET SEQ. ANY FINAL AWARD SHALL BE ENFORCEABLE AS A JUDGMENT OF A COURT OF RECORD.

      16. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      17. Termination. This Agreement shall terminate on the earliest to occur of (i) the Closing Date and (ii) the agreement of the parties hereto to terminate this Agreement provided, however, that the provisions of Sections 14 and 15 hereof, shall survive the termination of this Agreement. The parties' covenants, representations and warranties shall survive the consummation of the sale of the Subject Shares.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto on the day and year first written above.



                                    /s/ Edward Phillips         ,
                                    Edward Phillips


                               The Edward and Norma Phillips
                               Family Trust dated June 5, 1991



                               By:  /s/ Edward Phillips
                                    Edward Phillips, Trustee


                               ING EQUITY PARTNERS, L.P. I
                               By:  Lexington Partners, L.P.,
                                      its General Partner
                               By:  Lexington Partners, Inc.,
                                      its General Partner



                               By: /s/ Benjamin P. Giess
                                    Benjamin P. Giess
                                    Partner

                             EXHIBIT 2

                     STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of December 5, 1996, by and among Carlos D. De Mattos ("CDM") and the Carlos and Elena De Mattos Family Trust dated February 12, 1991 (the "Trust") (CDM and the Trust shall be collectively referred to herein as the "Shareholder") and ING Equity Partners, L.P. I, a Delaware limited partnership ("ING Equity Partners").

     WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owners of, and has the sole right to vote and dispose of, 2,016,450 shares of common stock (the "Common Stock"), no par value per share, of Matthews Studio Equipment Group (the "Company"), 200,000 of which shares the Shareholder desires to sell (the "Subject Shares"); and

     WHEREAS, ING Equity Partners desires to purchase from the Shareholder the Subject Shares;

      NOW, THEREFORE, in consideration of the foregoing, other good and valuable considerations the sufficiency of which each of the parties hereto hereby acknowledges, and the agreements set forth below, the parties hereto agree as follows:

      1.  The Subject Shares.

     (a) Share Price. The price to be paid for the Subject Shares on the Closing Date (as defined in Section 1(b)) (the "Share Price") shall be $1.80 per share, payable in cash.

     (b) Closing. Subject to the terms and conditions set forth herein on or before January 10, 1997 (the "Closing Date"), (i) the Shareholder will deliver to ING Equity Partners a certificate or certificates representing the Subject Shares to be purchased by ING Equity Partners, duly endorsed for transfer or accompanied by appropriate stock powers, together with evidence satisfactory to ING Equity Partners of payment of all stock transfer taxes or exemption therefrom, (ii) the Shareholder shall deliver a certificate certifying that the representation and warranties of such party set forth in this Agreement are true and correct as of the date of the Closing, and (iii) ING Equity Partners will pay the aggregate Share Price for the Subject Shares to be purchased by wire transfer or by certified check or bank cashier's check. The Shareholder will use the Shareholder's best efforts to cause the Company, as soon as practicable after the Closing to register on the books of the Company the transfer of Subject Shares in accordance with this Agreement.

      2.  Certain Covenants.

     (a) Certain Prohibited Transfers. During the term of this Agreement, the Shareholder shall not:

           (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any Subject Shares owned by the Shareholder other than as provided herein;

           (ii) grant any proxies or enter into a voting agreement or other arrangement with respect to any Subject Shares owned by the Shareholder, other than pursuant to that certain Stockholders' Agreement, dated as of July 27, 1995, among the Shareholder, ING Equity Partners, the Company and the other parties listed on the signature pages thereto (the "Stockholders' Agreement") or as provided herein; or

          (iii) deposit any Subject Shares owned by the Shareholder into a voting trust.

      (b) Efforts. The Shareholder shall not take any action that would make any representation or warranty herein of the Shareholder untrue or incorrect in any material respect or that would have the effect of preventing or disabling the Shareholder from performing the Shareholder's obligations under this Agreement.

      (c) Filings and Other Actions. The Shareholder agrees to prepare and file all applications, reports and other documentation and take all other actions in connection with this Agreement, the Shareholder, and the sale of the Subject Shares to ING Equity Partners, necessary and appropriate to comply with applicable law.

      (d) Pledges. The Shareholder covenants that the Shareholder's ownership of the Subject Shares is not encumbered by any security interests, liens, changes, encumbrances, equities, claims, options, limitations or restrictions of whatever nature, other than pursuant to the Stockholders' Agreement.

     3. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to ING Equity Partners as follows:

          (a) Binding Agreement. The Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The

      Shareholder has duly and validly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

           (b) No Conflict. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the compliance with any of the provisions hereof, by the Shareholder, (a) require any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any governmental entity except for filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (b) result in a default (or an event which, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration under any contract, agreement, instrument, commitment, arrangement or understanding, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of the Subject Shares, (c) require any consent, authorization or approval of any person other than a governmental entity, or (d) violate or conflict with any order, writ, injunction, decree or law applicable to the Shareholder or the Subject Shares.

           (c) Ownership of Subject Shares. The Shareholder is the record and beneficial owner of the Subject Shares, free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Subject Shares), other than pursuant to the Stockholders' Agreement. There are no outstanding options or other rights to acquire from the Shareholder or obligations of the Shareholder to sell or to acquire, any shares of capital stock of the Company, other than pursuant to the Stockholders' Agreement. ING Equity Partners, upon the purchase of the Subject Shares in accordance with the terms and conditions of this Agreement shall be the beneficial owner of the Subject Shares, free and clear of any security interests, liens, changes, encumbrances, equities claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Subject Shares), other than pursuant to the Stockholders' Agreement.

          (d) Sophistication. CDM is a senior executive and director of the Company, and as such, was and is generally familiar with the Company and its business. The Shareholder is a sophisticated, experienced investor capable of analyzing and evaluating investments such as the Shareholder's investment in the Common Stock and the disposition of such investment. The Shareholder has consulted such experts and advisors as the Shareholder considers appropriate in connection with the Agreement.

           (e) Status of ING Equity Partners. The Shareholder acknowledges and accepts that ING Equity Partners may be deemed to have knowledge of facts and information about the Company not available to the general public.

          (f) Broker's, Finder's, Investment Banker's Fees. No broker, finder or investment banker is entitled to any fee or commission in connection with this Agreement, based upon arrangements made by or on behalf of the Shareholder.

     4. Representations and Warranties of ING Equity Partners. ING Equity Partners represents and warrants to each of the other parties hereto as follows:

           (a) Binding Agreement. ING Equity Partners is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by ING Equity Partners and its general partner. This Agreement has been duly and validly executed on behalf of ING Equity Partners, and this Agreement constitutes a legal, valid and binding obligation of ING Equity Partners, enforceable against ING Equity Partners in accordance with its terms.

           (b) No Conflict. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the compliance with any of the provisions hereof by ING Equity Partners will (i) conflict with or result in a breach of any provision of its governing documents, (ii) require any consent, approval, authorization or permit of, registration, declaration of filing with, or notification to, any governmental entity, except for filings under the Exchange Act, (iii) result in a default (or an event which, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration under any contract, agreement, instrument, commitment, arrangement or understanding,
      (iv) require any consent, authorization or approval of any person other than a governmental entity, or (v) violate or conflict with any order, writ, injunction, decree or law applicable to ING Equity Partners or the Subject Shares.

           (c) Sophistication. ING Equity Partners is a sophisticated, experienced investor capable of analyzing and evaluating investments such as its investment in the Common Stock and the disposition of such investment. ING has consulted such experts and advisors as it considers appropriate in connection with the Agreement.

           (d) Securities Law Matters. ING Equity Partners acknowledges and accepts that the Subject Shares may be deemed to be "restricted securities" as that term is defined in Rule 144 of the Securities Act of 1933, as amended. ING Equity Partners represents and warrants that the acquisition by ING Equity Partners of the Subject Shares pursuant to this Agreement would be solely for investment purposes and not with a view to or for sale in connection with a distribution of any or all of the Subject Shares. ING Equity Partners also acknowledges that it has had full access to such information regarding the business, finances and properties of the Company that it has reasonably requested, and that it has been afforded the opportunity to ask questions and receive answers from the representatives of the Company concerning same.

      5.   Indemnification.

           (a) Indemnification by the Shareholder. The Shareholder hereby agrees to indemnify and hold harmless ING Equity Partners and its affiliates and the respective directors, officers, partners, agents, representatives, advisors and employees of ING Equity Partners and its affiliates and each other person, if any, controlling ING Equity Partners or any of its affiliates (each an "Indemnified Person") from and against all losses, claims, damages, liabilities, actions and expenses incurred by any Indemnified Person (including fees, expenses and disbursements of counsel) which are related to or arise, directly or indirectly, out of or in connection with any breach by the Shareholder of its representations, warranties, covenants and agreements herein, and the Shareholder will reimburse the Indemnified Person for all expenses (including fees, expenses and disbursements of counsel) as they are incurred by the Indemnified Person in connection with investigation, preparation or defense of any such action or claim, whether or not in connection with pending or threatened litigation in which the Indemnified Person is a party. The Shareholder also agrees that the Shareholder will not, without the prior written consent of the Indemnified Person (such consent not to be unreasonably withheld), settle or compromise or consent to the entry of any judgement in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder.

           (b) Indemnification by ING Equity Partners. ING Equity Partners hereby agrees to indemnify and hold harmless the Shareholder and the Shareholder's affiliates (each an "Indemnitee") from and against all losses, claims, damages, liabilities, actions and expenses incurred by any Indemnitee (including fees, expenses and disbursements of counsel) which are related to or arise, directly or indirectly, out of or in connection with any breach by ING Equity Partners of its representations, warranties, covenants and agreements herein, and ING Equity Partners will reimburse the Indemnitee for all expenses (including fees, expenses and disbursements of counsel) as they are incurred by the Indemnitee in connection with investigation, preparation or defense of any such action or claim, whether or not in connection with pending or threatened litigation in which the Indemnitee is a party. ING Equity Partners also agrees that ING Equity Partners will not, without the prior written consent of the Indemnitee (such consent not to be unreasonably withheld), settle or compromise or consent to the entry of any judgement in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder.

           (c) Indemnification Procedures. If any action, proceeding, or investigation is commenced, as to which an Indemnified Person or Indemnitee proposes to demand such indemnification, the party demanding indemnification shall notify the Shareholder or ING Equity Partners, as the case may be (each an "Indemnitor"), with reasonable promptness; provided, however, that any failure by the party demanding indemnification to notify the Indemnitor shall not relieve the Indemnitor from its obligations hereunder unless and then, only to the extent, that the Indemnitor is not materially prejudiced by such failure. The Indemnitor will be entitled, at its own expense, to assume the defense thereof and the Indemnitor shall be subrogated to the rights the Indemnified Person or Indemnitee may have in connection with such action, proceeding or investigation to the extent the Indemnitor assumes such defense; provided that the party demanding indemnification may assume the defense thereof, at the Indemnitor's expense, if the Indemnitor fails to assume such defense on a timely basis (and in any event, within 30 days of such notification) or if the Indemnitor has adverse legal positions or materially different defenses from the Indemnified Parties, in which case the party demanding indemnification shall have the right to retain counsel of its own choice to represent it, and the Indemnitor shall pay the fees and expenses of such counsel; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Indemnitor and any counsel designated by the Indemnitor. ING Equity Partners may, in any event, retain separate counsel, at its own expense, to participate in its defense. The Indemnitor and the Indemnified Person or Indemnitee will cooperate in connection with any such defense. The Indemnitor shall be liable for any settlement of any indemnified claim against the Indemnified Person or the Indemnitee made with the Indemnitor's written consent, which consent shall not be unreasonably withheld.

           (d) Contribution. The Indemnitor agrees that if any indemnification sought by an Indemnified Person or Indemnitee pursuant to Section 5(a) is determined by a court of competent jurisdiction to be unavailable for any reason (other than the gross negligence, recklessness, bad faith or willful misconduct of the Indemnified Person or Indemnitee) or insufficient to hold it harmless to the extent contemplated hereby, then (whether or not ING Equity Partners is the Indemnified Person) the Indemnitor and the Indemnified Person or Indemnitee, will contribute to the losses, claims, damages, liabilities, actions, taxes and expenses for which such indemnification is held unavailable in such proportion as is appropriate to reflect the relative benefits and relative faults to the Indemnitor and the Indemnified Person or Indemnitee, as applicable, in connection with this Agreement.

           (e) Other rights. The indemnity, reimbursement and contribution obligations of the Indemnitor pursuant to this Section 5 shall be in addition to any rights the Indemnitor or any Indemnified Person or Indemnitee may have at common law or otherwise, and shall be binding and inure to the benefits of any successors, assigns, heirs and personal representatives of the Indemnitor, Indemnified Person and Indemnitee.

     6. Conditions to Closing. As of the date hereof and the Closing Date:

          (a) Capital Stock. The Company has not (i) declared or issued any dividends or distributions which the Shareholder is entitled to receive from the Company by reason of being a record holder during such period; and
     (ii) there has not occurred any conversion of shares or issuance of additional shares by the Company, whether by amendment to the Articles of Incorporation of the Company, merger, consolidation or otherwise.

          (b)   Representations   and   Warranties  of  the   Shareholder.   All
     representations and warranties of the Shareholder set forth in this Agreement are true and correct.

      7. Securities and Exchange Commission Reports. The parties hereto shall use their best efforts to cooperate with respect to filing all necessary and appropriate reports and other documentation in connection with the execution and delivery of this Agreement and the purchase and sale of the Subject Shares pursuant to this Agreement, including the use in such reports and other documentation of the same or similar descriptions of the transactions contemplated by this Agreement.

      8. Costs and Expenses. Each party hereto agrees to pay its own expenses in connection with the negotiation, preparation, execution and delivery of this Agreement and amendments, as necessary, to the other Transaction Documents in connection with this Agreement (including the reasonable fees and expenses of counsel).

     9. Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto against whom the terms of such modification, amendment, alteration or supplement may be enforced.

     10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter's confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand or (c) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

           If to the Shareholder, to:

                Carlos D. De Mattos
                Matthews Studio Equipment Group
                2405 Empire Avenue
                Burbank, California 91504

           with a copy to:

                Whitman, Breed, Abbott & Morgan
                633 West Fifth Street
                Twenty First Floor
                Los Angeles, California 90071
                Attention: Francis W. Costello

           If to ING Equity Partners, to:

                Benjamin P. Giess
                ING Equity Partners, L.P.I
                135 East 57th Street
                New York, New York  10022

           with a copy to:

                James B. Carlson
                Mayer, Brown & Platt
                1675 Broadway
                New York, New York  10019


or to such other address or addresses as any party hereto shall have designated by notice in writing to the other parties hereto.

     11. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter of this Agreement.

     12. Successors and Assigns. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto, whether by operation of law or otherwise, without the prior written consent of the other parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, beneficiaries, executors, representatives and permitted successors and assigns.

     13. Counterparts. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     14. LITIGATION. THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED, APPLIED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT IN THE EVENT OF ANY BREACH OF THIS AGREEMENT, THE NON-BREACHING PARTY WOULD BE IRREPARABLY HARMED AND COULD NOT BE MADE WHOLE BY MONETARY DAMAGES, AND THAT, IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED AT LAW OR IN EQUITY, THE PARTIES SHALL BE ENTITLED TO SUCH EQUITABLE OR INJUNCTIVE RELIEF AS MAY BE APPROPRIATE. EACH PARTY AGREES THAT JURISDICTION AND VENUE WILL BE PROPER IN THE SOUTHERN DISTRICT OF NEW YORK AND WAIVES ANY OBJECTIONS BASED UPON FORUM NON CONVENIENS. EACH PARTY WAIVES PERSONAL SERVICE OF PROCESS AND AGREES THAT A SUMMONS AND COMPLAINT COMMENCING AN ACTION OR

PROCEEDING SHALL BE PROPERLY SERVED AND SHALL CONFER PERSONAL JURISDICTION IF SERVED BY REGISTERED OR CERTIFIED MAIL TO THE PARTY AT THE ADDRESS SET FORTH IN THIS AGREEMENT, OR AS OTHERWISE PROVIDED BY THE LAWS OF THE STATE OF NEW YORK OR THE UNITED STATES. THE CHOICE OF FORUM SET FORTH IN THIS SECTION 14 SHALL NOT BE DEEMED TO PRECLUDE THE ENFORCEMENT OF ANY JUDGMENT OBTAINED IN ANY OTHER FORUM OR THE TAKING OF ANY ACTION UNDER THIS AGREEMENT TO ENFORCE SAME IN ANY OTHER APPROPRIATE JURISDICTION.

      15. ARBITRATION. THE PARTIES HERETO WAIVE THEIR RIGHTS, IF ANY, TO JURY TRIAL IN RESPECT TO ANY DISPUTE OR CLAIMS BETWEEN OR AMONG THE PARTIES TO THIS AGREEMENT RELATING TO OR IN RESPECT OF THIS AGREEMENT, ITS NEGOTIATION, EXECUTION, PERFORMANCE, SUBJECT MATTER, OR ANY COURSE OF CONDUCT OR DEALING OR ACTIONS UNDER OR IN RESPECT OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION ANY CLAIM UNDER THE SECURITIES ACT, THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, ANY OTHER STATE OR FEDERAL LAW RELATING TO SECURITIES OR FRAUD OR BOTH, THE RACKETEER INFLUENCED AND CORRUPT ORGANIZATIONS ACT, AS AMENDED, OR FEDERAL OR STATE COMMON LAW, AND ANY SUCH DISPUTE OR CLAIMS SHALL BE SUBMITTED TO, AND RESOLVED EXCLUSIVELY PURSUANT TO, ARBITRATION IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION. SUCH ARBITRATION SHALL TAKE PLACE IN NEW YORK, NEW YORK, AND SHALL BE SUBJECT TO THE SUBSTANTIVE LAW OF THE STATE OF NEW YORK. DECISIONS AS TO FINDINGS OF FACT AND CONCLUSIONS OF LAW PURSUANT TO SUCH ARBITRATION SHALL BE FINAL, CONCLUSIVE AND BINDING ON THE PARTIES, SUBJECT TO CONFIRMATION, MODIFICATION OR CHALLENGE PURSUANT TO 9 U.S.C. ss.ss. 1 ET SEQ. ANY FINAL AWARD SHALL BE ENFORCEABLE AS A JUDGMENT OF A COURT OF RECORD.

      16. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      17. Termination. This Agreement shall terminate on the earliest to occur of (i) the Closing Date and (ii) the agreement of the parties hereto to terminate this Agreement provided, however, that the provisions of Sections 14 and 15 hereof, shall survive the termination of this Agreement. The parties' covenants, representations and warranties shall survive the consummation of the sale of the Subject Shares.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto on the day and year first written above.



                                /s/ Carlos D. De Mattos      ,
                                    Carlos D. De Mattos

                               The Carlos and Elena De Mattos
                               Family Trust dated February 12,
                               1991



                               By: /s/ Carlos D. De Mattos
                                    Carlos D. De Mattos, Trustee


                               ING EQUITY PARTNERS, L.P. I
                               By:  Lexington Partners, L.P.,
                                      its General Partner
                               By:  Lexington Partners, Inc.,
                                      its General Partner



                               By: /s/ Benjamin P. Giess
                                    Benjamin P. Giess
                                    Partner

                             EXHIBIT 3

                         November 17, 1995


Matthews Studio Equipment Group
2405 Empire Avenue
Burbank, California  91504

ING Equity Partners, L.P.I
135 East 57th Street - 9th Floor
New York, New York  10022


Re:   Matthews Studio Equipment Group (the "Company)/
      Compensation of Directors


Dear Sirs:

      Pursuant to Section 2.1(a)(ii) of the Stockholders Agreement, dated as of July 27, 1995, by and among the Company, ING Equity Partners, L.P.I ("ING"), and the other parties listed on the signature pages thereto (the "Stockholders Agreement"), I have been elected to the Board of Directors of the Company as an ING Director (as defined in the Stockholders Agreement). Section 2.1(c) of the Stockholders Agreement provides that the ING Directors shall be provided the same compensation, stock incentive and reimbursement benefits as other independent directors of the Company.

      As of the date hereof, and for so long as I am an affiliate of ING and a director of the Company, I hereby assign and convey to ING (the "Assignment") any and all rights I have pursuant to Section 2.1(c) of the Stockholders Agreement as an ING Director, to compensation, stock incentive and reimbursement benefits, which the Company may provide from time to time to the Company's independent directors; provided, however, that I shall retain all my rights and obligations pursuant to the Directors Indemnification Agreement, dated as of July 27, 1995, by an between the Company and myself.

      Please indicate your acknowledgement, agreement and consent to the Assignment by executing the enclosed copy of this letter and returning the same at your earliest convenience.

Matthews Studio Equipment Group
November 17, 1995
Page 14




                                    Sincerely,

                                    /s/ Benjamin P. Giess

                                    Benjamin P. Giess


ACKNOWLEDGEMENT, AGREEMENT AND
 CONSENT TO THE ABOVE:


ING EQUITY PARTNERS, L.P.I

By:   Lexington Partners, L.P.,
       its general partner

By:   Lexington Partners, Inc.,
       its general partner

By:   /s/ David H. Morse
      Name: David H. Morse
      Title: Vice President


MATTHEWS STUDIO EQUIPMENT GROUP


By:   /s/ Carlos D. De Mattos
      Name: Carlos D. De Mattos
      Title: President

                             EXHIBIT 4

                      Waiver of Option Rights
                               Under
                  Matthews Studio Equipment Group
               1994 Stock Option Plan for Directors


      The undersigned is a director but not an employee of Matthews Studio Equipment Group (the "Company"). The undersigned understands that the Matthews Studio Equipment Group 1994 Stock Option Plan for Directors (the "Plan") provides that each non-employee director of the Company is to be issued options to purchase fifteen thousand (15,000) shares of common stock of the Company, under terms specified under the Plan (the "Plan Options").

      The undersigned by his signature below hereby acknowledges and agrees that in consideration for options to be issued to ING Equity Partners, L.P.I. ("ING"), and pursuant to that certain letter agreement of even date herewith from the undersigned to the Company and ING, the undersigned relinquishes and waives all rights of the undersigned to receive the Plan Options. The undersigned further acknowledges and agrees that the options to be issued to ING, (in place of the Plan Options) shall provide for an exercise price (per share of the Company's common stock) of $3.00, shall be assignable by ING (subject to compliance with applicable securities laws) and shall be subject to such other terms as shall be fixed by the Company.

      IN WITNESS WHEREOF, the undersigned has duly executed this Waiver of Option Under Matthews Studio Equipment Group 1994 Stock Option Plan for Directors (the "Waiver") on the date set forth below, and has delivered this Waiver to the Company on the date set forth below.

Dated:  November 17, 1995


                                      /s/ Benjamin P. Giess
                                         Benjamin P. Giess

                                   EXHIBIT 5

                      STOCK OPTION AGREEMENT


     STOCK OPTION AGREEMENT (the "Agreement") made and entered into as of November 17, 1995 by and between Matthews Studio Equipment Group, a California corporation (the "Company"), and ING Equity Partners, L.P.I., (the "Optionee").


                              W I T N E S S E T H :

      WHEREAS, directors of the Company are entitled to certain options to purchase Common Stock of the Company under the Matthews Studio Equipment Group 1994 Stock Option Plan for Directors (the "Plan");

      WHEREAS, the Optionee pursuant to section 2.1(a)(ii) of the Stockholder's Agreement, dated as of July 27, 1995 by and between the Company and Optionee, (the "Stockholders Agreement"), has designated Benjamin P. Giess ("Giess") as an ING director (as defined in the Stockholders Agreement) and he has thereafter been elected as a director of the Company;

      WHEREAS, Optionee's ING Director Giess has assigned, pursuant to a letter agreement, dated November 17, 1995, certain of his rights as a director of the Company to compensation, stock incentive and reimbursement benefits to Optionee;

      WHEREAS, the Company is willing to issue to Optionee options to purchase Common Stock of the Company under terms different from those terms provided for under the Plan and outside of the Plan, under the terms and provisions set forth below;

      NOW THEREFORE, it is granted by and between the parties hereto as follows:

      1. The Company hereby evidences and confirms the grant to the Optionee on this 17th day of November, 1995, (the "Date of Grant") of an option (the "Option") to purchase Fifteen Thousand (15,000) shares of the Company's Common Stock (subject to the terms set forth below) at an option price of $3.00 per share (the "Option Shares").

      2. This Option shall vest in three (3) Five Thousand Option Share installments as follows: (i) Five Thousand (5,000) Option Shares may be purchased at any time after the execution and delivery of this Agreement; (ii) thereafter, provided Giess (or another ING Director designated by Optionee pursuant to section 2.1(a)(ii) of the Stockholders Agreement to succeed Giess (together with each appropriately designated successor thereto, the "Option Director")) is serving as a member of the Board of Directors of the Company, Optionee will be entitled to purchase an additional Five Thousand (5,000) Option Shares at any time after the first anniversary of the Date of Grant in the following year; (iii) and, provided Giess (or another Option Director designated by Optionee pursuant to section 2.1(a)(ii) of the Stockholders Agreement to succeed Giess) is still serving as a member of the Board of Directors of the Company, another Five Thousand (5,000) Option Shares after the second anniversary of the Date of Grant. This Option shall expire on November 17, 2005, subject to earlier cancellation or termination as provided in this Agreement.

      3. Except as otherwise provided in this Paragraph 3, Optionee may not exercise this Option more than 30 days after the first date on which there ceases to be an Option Director. This Option may be exercised following the date there ceases to be an Option Director with respect to such number of Option Shares as to which the right of exercise had accrued on or before such date. In no event may this Option be exercised after the expiration of the term of such Option.

      4. In order to exercise this Option, in whole or in part, the Optionee shall give written notice to the Company, specifying the number of Option Shares purchased and the purchase price being paid, and accompanied by payment of the purchase price. Such purchase price may be paid in cash or by a certified check or cashier's check payable to the Company. Alternatively, the Option may be exercised in whole or in part by delivering a properly executed notice together with irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the purchase price and applicable withholding taxes, and such other documents as the Company may determine. Upon receipt of payment, the Company shall deliver to the Optionee (or other person entitled to exercise the Option) a certificate or certificates for such Option Shares.

      5. The Optionee shall be required to pay in cash to the Company the amount of any taxes the Company is required by law to withhold with respect to the exercise of the Option. Such payment may also be made at the election of the Optionee by surrender of shares of the Company's Common Stock then owned by the Optionee, or the withholding of shares of the Company's Common Stock otherwise to be issued to the Optionee on exercise, valued at the fair market value of the Company's Common Stock on the date of exercise.

      6. This is a nonstatutory option not qualifying as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended. This Option is not being issued pursuant to the Plan.

      7. This Option shall not be exercisable and no Option Shares will be delivered hereunder except in compliance with all applicable federal and state laws and regulations including, without limitation, compliance with withholding tax requirements and with the rules of all domestic stock exchanges on which the Company's Common Stock may be listed. Any share certificate issued to evidence Option Shares for which this Option is exercised may bear such legends and statements as the Company shall deem advisable to assure compliance with federal and state laws and regulations. No Option shall be exercisable, and no Option Shares shall be delivered hereunder, until the Company has obtained consent or approval from regulatory bodies, federal or state, having jurisdiction over such matters as the Company may deem advisable.

     8. This Option may be assigned or transferred, in whole or in part, by Optionee without the prior written consent of the Company.

     9. Optionee represents and warrants to the Company that Optionee is acquiring the Option (and the Option Shares purchasable thereunder) for its own account as principal, with no view to any resale or distribution of the Option, or any portion thereof, or any Option Shares purchasable thereunder, or any beneficial interest therein. Optionee understands that the Option and Option Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws, and therefore Optionee agrees that it will not sell or otherwise transfer any or all of the Option or Option Shares unless it or they are registered under the Securities Act and qualified under any applicable state securities law or unless an exemption from such registration or qualification is available.

     10. In the event of any change in the outstanding Common Stock of the Company by reason of any stock dividend, stock split, combination of shares, recapitalization, or other similar change in the capital stock of the Company, or in the event of the merger or consolidation of the Company into or with any other corporation or the reorganization of the Company, there shall be substituted for or added to each Option Share theretofore appropriated for the purposes of this Agreement or thereafter subject, or which may become subject, to an Option under this Agreement, the number and kind of Option Shares of stock or other securities into which each outstanding Option Share shall be so changed or for which each such Option Share shall be exchanged or to which each such Option Share shall be entitled, as the case may be. The Option shall be appropriately amended as to price and other terms in a manner consistent with the aforementioned adjustment to the Option Shares or the Company's Common Stock subject to this Agreement. Adjustments under this paragraph 10 will be made by the Company's Board of Directors, whose determination as to what adjustments will be made, and the extent thereof, will be final, binding and conclusive.

      11. Nothing contained in this Agreement, shall confer upon Giess any right to the continuation of his directorship or limit in any way the right of the Company or Optionee to terminate his directorship pursuant to the terms and conditions of the Stockholders Agreement. Other than as a holder of Preferred Stock (as defined in the Stockholder Agreement) neither Optionee nor any other person legally entitled to exercise this Option will be entitled to any of the rights or privileges of a shareholder of Company in respect of any Option Shares issuable upon any exercise of Option unless and until a certificate or certificates representing such shares has actually been issued and delivered to the Optionee or such other person.

      12. This Agreement shall be construed and enforced in accordance with the laws of the State of California, and shall be binding upon and inure to the benefit of any successor or assignee of the Company and to any permitted assign of Optionee, and any executor, administrator, legal representative, legatee, or distributee entitled by law to the Optionee's rights hereunder.

      IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and the Optionee has duly executed this Agreement as of the date first above written.

                               MATTHEWS STUDIO EQUIPMENT GROUP



                               By /s/ Carlos D. DeMattos
                                 ------------------------------
                                 Carlos D. De Mattos, President


                               By /s/ Gregory Moiseeff
                                 ------------------------------
                                 Gregory Moiseeff, Secretary


                                 /s/ Benjamin P. Giess
                                 ------------------------------
                                 Benjamin P. Giess, Optionee



ING EQUITY PARTNERS, L.P.I.

By:   Lexington Partners, L.P.,
      its general partner

By:   Lexington Partners, L.P.,
      its general partner


By:   /s/ David H. Morse
      --------------------
      Name: David H. Morse
      Date: 1/30/95